FOIA CONFIDENTIAL TREATMENT REQUESTED BY AUTOMATIC DATA PROCESSING, INC.
PURSUANT TO RULE 83 (17 C.F.R. 200.83).  THIS LETTER OMITS CONFIDENTIAL INFORMATION
INCLUDED IN THE UNREDACTED VERSION OF THE LETTER THAT WAS DELIVERED TO THE
DIVISION OF CORPORATION FINANCE

Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ 07068

November 10, 2017

VIA EDGAR
Ms. Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Automatic Data Processing, Inc. Definitive Additional Materials on Schedule 14A Filed October 17 and 19, 2017 File No. 001-05397

Dear Ms. Piland Posil:

Set forth below is our response to the comment raised in your letter dated November 2, 2017 (the “Comment Letter”).  Automatic Data Processing, Inc. (the “Company”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Definitive Additional Materials on Schedule 14A, filed October 17 and 19, 2017.  The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comment as set forth in the Comment Letter and provided our response to the comment immediately below.

Definitive Additional Materials on Schedule 14A

Exhibit 3 to Schedule 14A filed October 19, 2017

1.	We note your response to prior comment 3 and your subsequent soliciting materials that reference expected operational margin expansion of 500 basis points over the next three years. Please clarify how operational margins differ from net operational margins and provide the reconciliation required by Regulation G and Item 10(e) of Regulation S-K in the next filing you make in connection with this solicitation.

RESPONSE:

Attached as Annex A to this letter is an explanation of how the Company calculates operational margin expansion and a reconciliation of each element of that calculation to its most comparable GAAP metric.

*     *     *     *

Please feel free to contact me at 973-974-5572 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Jan Siegmund
Jan Siegmund
Chief Financial Officer

Cc:
Deloitte & Touche LLP
Karen Valerie, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Scott A. Barshay, Partner
Steven J. Williams, Partner
David S. Huntington, Partner

Annex A

The concept of the operational margin expansion calculation illustrates operations as a key margin contributor to ADP’s overall Adjusted EBIT margin expansion by calculating the drag from incremental PEO pass-through costs and incremental lift from client funds.  The calculation, which is demonstrated below, takes each element (e.g., PEO passthroughs, net impact of client funds) as a percentage of revenue to calculate the impact to margin in each year, and strikes the difference to show the impact of our margin expansion/(contraction) from each of these "non-operational" elements. The remainder is the amount of our Adjusted EBIT margin that is expected to come from operational improvements and strategic initiatives (platform migrations, service alignment and productivity initiatives).  For the operational improvements and strategic initiatives, we utilized internal business cases for these initiatives and the expected cost savings for each initiative to attribute the margin growth to each on page 35 of the September 12, 2017 Investor Presentation.

$M	2017
Net earnings from continuing operations	1,733.4
Adjustments
Provision for income taxes	797.7
All other interest expense	59.3
All other interest income	(22.4)
Gain on sale of businesses	(205.4)
Workforce Optimization Effort	(5.0)
Service Alignment Initiative	90.0
Adjusted EBIT	2,447.6

Revenues	12,379.8

Adjusted EBIT margin %	19.8%
PEO passthrough costs (A)	2,628.4

PEO passthrough costs/total revenues	21.2%

Client funds interest revenue (A)	397.4
Corporate extended interest income (B)	54.3
Corporate extended interest expense (C)	(20.7)
Net client funds strategy	431.0

Net client funds strategy/total revenues	3.5%

Non-GAAP reconciliations of various inputs in calculation above
(A) Composition of Revenue
2017
PEO passthrough revenues	2,628.4
Client funds interest revenue	397.4
Other revenues	9,354.0
Revenues from continuing operations	12,379.8

(A) Composition of Operating Expenses	2017
PEO passthrough costs	2,628.4
Other Operating Expenses	3,787.7
Operating Expenses	6,416.1

(B) Composition of Other income, net	2017
Corporate extended interest income	54.3
Other interest income	22.4
Other Other income, net	207.6
Other income, net	284.3

(C) Composition of Interest Expense	2017
Corporate extended interest expense	20.7
Other interest expense	59.3
Interest Expense	80.0